Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE	TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING PROVIDES OPERATIONS UPDATE

EDMONTON, ALBERTA - (January 29, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to report several recent key operational developments.

First, Titan is pleased to announce it has completed the development of Version 2 of its QuickTick Charting application and QuickTick Server. The communications software linking QuickTick Charting with the Server was provided by a third party in Version 1, but it has been re-written by Titan developers for Version 2, as a required step before market launch. The new communications software is designed to be both more reliable and easier to scale up to a large number of users.

Titan is also pleased to announce that it has added two developers with over 20 years of combined experience to its software development team, boosting the number of full-time developers to five. Fadi Khair and Roxana Marin are both university graduates holding Computer Science degrees, with extensive database development and professional programming experience.

Finally, Titan is pleased to be upgrading its home office in Edmonton to a new 4500 square foot state of the art data center. The new data center will be critical to Titan’s market roll-out and redundancy operations, and will house Titan’s server room in a secured 300 ft. former bank vault. The server room itself is equipped with rack-mounted multi-core Dell PowerEdge servers, a Diebold air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.